December 20, 2018

James B. Lally
Chief Executive Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

       Re: Enterprise Financial Services Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-15373

Dear Mr. Lally:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 30

1. We note your presentation of full non-GAAP income statements which place undue prominence and create the impression that the non-GAAP measures represent a comprehensive basis of accounting. Please confirm that you will not present full non-
      GAAP income statements in future filings, including your quarterly 10-Qs and earnings releases filed under Form 8-K and related exhibits therein. Refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretations and Item
      10(e)(1)(i)(A) of Regulation S-K.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 James B. Lally
Enterprise Financial Services Corp
December 20, 2018
Page 2

absence of action by the staff.

       You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368
with any questions.



FirstName LastNameJames B. Lally                        Sincerely,
Comapany NameEnterprise Financial Services Corp
                                                        Division of Corporation
Finance
December 20, 2018 Page 2                                Office of Financial
Services
FirstName LastName